FOR IMMEDIATE RELEASE

ENTERRA ENERGY TRUST ANNOUNCES INCREASE

TO EXCHANGEABLE SHARE RATIO

Calgary, Alberta – August 19, 2005 – Enterra Energy Trust (TSX: ENT.UN, NASDAQ: EENC) is pleased to announce an increase to the Exchange Ratio of the Exchangeable Shares of Enterra Energy Corp. from 1.16203 to 1.16980 effective August 15, 2005.  The last Series A Rocky Mountain Acquisition Corp. Exchangeable shares was exchanged for Enterra Trust Units in July 2005 so no further exchange ratio calculation will issued.  The exchange ratio relative to the Series B Rocky Mountain Acquisition Corp. Exchangeable Shares issued upon the acquisition of High Point Resources Inc. will commence on September 15, 2005.

The increase in the Exchange Ratio of Enterra Energy Corp. Exchangeable shares is calculated as follows:

Record Date of Enterra Energy Trust Distribution	July 31, 2005
Opening Exchange Ratio	1.16203
Enterra Energy Trust Distribution per Unit	US$ 0.16
Ten Day Weighted Average $US Trading Price of EENC-Q (prior to August 15, 2005)	US$23.92
Increase in Exchange Ratio *	0.00777
Effective Date of the Increase in Exchange Ratio	August 15, 2005
Exchange Ratio as of Effective Date	1.16980

*  The increase in the Exchange Ratio is calculated by multiplying the Enterra Energy Trust Distribution per Unit by the Opening Exchange Ratio and dividing by the Ten Day Weighted Average US$ Trading Price of EENC-Q.

A holder of Enterra Energy Corp. Exchangeable Shares or Rocky Mountain Acquisition Corp. Exchangeable Shares can exchange all or a portion of their holdings at any time by giving notice to their investment advisor or Olympia Trust Company at its principal transfer office at Suite 2300, 125 - 9th Avenue SE, Calgary, Alberta T2G 0P6.

FOR FURTHER INFORMATION PLEASE CONTACT:

Company Contacts:                                                                 Investor Relations Counsel:

Enterra Energy Trust                                                               The Equity Group

Reg Greenslade, Chairman                                                     Linda Latman (212) 836-9609

Telephone (403) 213-2507                                                      Andreas Marathovouniotis (212) 836-9611

Keith Conrad, President and CEO                                           www.theequitygroup.com

Telephone (403) 444-4424

Fax  (403) 444-0100

www.enterraenergy.com